Mail Stop 3561

June 12, 2008

Mr. Yijun Wang
Chairman, CEO, and President
Jpak Group, Inc.
15 Xinghua Road
Qindao, Shandong Province
Postal Code 266401
People's Republic of China

      Re: Jpak Group, Inc.
              Registration Statement on Form S-1/A
              Filed May 28, 2008
              File No. 333-147264

Dear Mr. Wang:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Summary, page 1

The Share Exchange and Financing, page 4

1. We have reviewed your response to our prior comment 3, noting you do not feel changes in the fair value of the warrants should be recognized as long as the contracts continue to be classified as equity as per EITF 00-19. Please note that the guidance in EITF 00-19 relates to the changes in the fair value of instruments, not the accounting for modifications to instruments. A modification of the terms or conditions of an equity award shall be treated as an exchange of the original award for a new award. In substance, the entity repurchases the original instrument by issuing a new instrument of equal or greater value, incurring additional compensation cost for any incremental value. The effects of a modification shall be measured in accordance with paragraph (51) of SFAS No. 123(R). Please revise.

Consolidated Financial Information

Unaudited Pro Forma Condensed Balance Sheet, F-2

2. We reviewed your response to our prior comment 6 noting the debt was not converted into the Series A Preferred Stock until August 9, 2007. Reporting the convertible debt as outstanding at June 30, 2007 and showing the conversion of the Series A Convertible Preferred Stock at June 30, 2007 appears to be an inconsistent presentation. If the Series A Convertible Preferred Stock is being presented as issued as a result of the conversion of the outstanding debt, then the debt by default would no longer be outstanding. If the debt was not converted until August 9, 2007 and you consider this to be a liability at June 30, 2007 than the Series A Preferred Stock should not be presented as issued. Please advise or revise.

Unaudited Pro Forma Condensed Statement of Operations, F-3

3. We reviewed your response to our prior comment 7 stating the weighted average shares outstanding have been revised to 23,005,000. This appears to be inconsistent with the presentation of 43,100,000 weighted average shares outstanding on a combined basis at June 30, 2007. In addition, please ensure the number of shares outstanding includes the 1,500,000 that remained outstanding to the holders of Rx Staffing. Please advise or revise.

Jpak Group Inc. Audited Financial Statements for the Fiscal Year Ended June 30, 2007

Consolidated Statement of Stockholders' Equity, F-9

4. We have reviewed your response to our prior comment 19 which states that there is no comprehensive income for fiscal year ended June 30, 2005 from foreign exchange rate adjustments because the exchange rate between the U.S. Dollar (USD) and the Chinese Renminbi (RMB) did not change from RMB1.0 : USD$0.121. Please note that under paragraph (13) of SFAS No. 52 a translation adjustment will result from converting the financial statements from your functional currency of RMB to the reporting currency of USD. Because the exchange rate of RMB to USD is not a one for one exchange regardless of whether the rate changed during the reporting period, it appears that there would be a translation adjustment under SFAS No. 52 that should be reported in accumulated other comprehensive income. Please revise.

Jpak Group Inc. Unaudited Financial Statements for the period ended March 31, 2008

General

5. Due to the number and significance of equity transactions related to the convertible debt, preferred stock and warrants, please revise to include a statement of stockholders equity for the interim period.

Consolidated Balance Sheet, F-23

6. It appears that the amounts disclosed for common stock and additional paid-in capital at June 30, 2007 is inconsistent with those amounts presented in the audited financial statements for the period ended June 30, 2007. Please clarify and revise.

7. We have reviewed your response to our prior comment 9 noting that the shares are now shown as legally outstanding on the face of the balance sheet but not be included in calculating Basic EPS as the contingency has not been triggered. Please revise your balance sheet to show the escrowed shares as outstanding.

Notes to Consolidated Financial Statements

Note 6 – Deferred Financing Costs, F-29

8. We have reviewed your response to our prior comments 12 and 13 noting you believe the 990,000 and 750,000 warrants issued to the placement agents are directly attributable to raising the capital for the Series A and B Convertible Preferred Stock and therefore have capitalized the warrants as assets at fair value. Please tell us where you have capitalized these costs on your balance sheet and include the period

over which you will amortize those costs.

9. The disclosure that the 990,000 and 750,000 Placement Agent warrants will be recorded at fair value appears to be inconsistent with the presentation of the overall allocation of the proceeds of the August 9 and December 28, 2007 financing presented in your response to our prior comment 12. It appears that you are including these warrants in determining the relative fair value to be allocated to the warrants issued in conjunction with the Series A and Series B Convertible Preferred Stock. Please clarify and revise.

10. The fair value of the 990,000 and 750,000 Placement Agent Warrants ($1,128, 408) disclosed in the overall allocation of the proceeds of the August 9 and December 28, 2007 financing presented in your response to our prior comment 12 appears to be inconsistent with the fair value disclosed on F-10 of amendment one to the S-1 filed on February 29, 2008. Please clarify and revise. In addition, please provide a detailed disclosure of all of the assumptions utilized to determine the fair value of the warrants.

Note 9 – Conversion of Convertible Notes, F-29

11. We have reviewed your response to our prior comment 27 in conjunction with the response to comment 12 and the disclosure provided in Note 16 on page 14 of the Form 10-Q/A for the interim period ended September 30, 2007 (filed May 27, 2008), noting you allocated the proceeds between the Series A Convertible Preferred Stock and the Series A, B, and J warrants based on their relative fair values in accordance with APB No. 14. Please provide a detailed discussion of how you determined the fair value of the Series A Convertible Preferred Stock was $8,076,397 considering 5,608,564 shares were issued at $1 per share. Please cite the specific authoritative literature used to support your accounting treatment.

12. The fair value of the Series A and B Warrants disclosed in the overall allocation of the proceeds of the August 9 and December 28, 2007 financing presented in your response to our prior comment 12 appears to be inconsistent with the fair value disclosed on F-10 of amendment one to the Form S-1 filed on February 29, 2008. Please clarify and revise. In addition, please provide a detailed disclosure of all of the assumptions utilized to determine the fair value of the warrants.

13. It appears that the conversion feature of the Series A Convertible Preferred Stock is "in-the-money" at the commitment date and is therefore deemed to contain a beneficial conversion feature. The beneficial conversion feature would be valued as the difference between the effective conversion price and the fair value of the common stock multiplied by the number of shares into which the preferred stock may be converted. (The effective conversion price of the preferred stock is computed by

dividing the relative fair value allocated to the preferred stock by the number of shares the preferred stock is convertible into). The beneficial conversion feature on the preferred stock should be treated as a dividend to preferred shareholders and because the preferred shares are convertible at the date of issuance it should be recognized immediately to retained earnings. This charge to retained earnings is reported as a preferred stock dividend (reduction of earnings available to common shareholders) for earnings per share purposes. Any costs of issuing the convertible security should be allocated between the convertible security and the warrants based on the costs of issuing each type of security on a stand-alone basis. Then, in determining the amount of the beneficial conversion feature the amount of issuance costs allocated to the convertible security should be deducted from the fair value of the common stock to which the holder of the convertible security is entitled. Please refer to the guidance in EITF 98-5 and 00-27. Please advise or revise.

Note 15 – Allocation of Proceeds from the Exercise of Series J Warrants, F-31

14. We have reviewed your response to our prior comment 15 in conjunction with the response to comment 12 noting you allocated the proceeds between the Series B Convertible Preferred Stock and the Series C and D warrants based on their relative fair values in accordance with APB No. 14. Please provide a detailed discussion of how you determined the fair value of the Series B Convertible Preferred Stock was $13,333,333 considering 5,000,000 shares were issued at $1 per share. Please site the specific authoritative literature utilized to support your accounting treatment.

15. It appears that the conversion feature of the Series B Convertible Preferred Stock is "in-the-money" at the commitment date and is therefore deemed to contain a beneficial conversion feature. The beneficial conversion feature would be valued as the difference between the effective conversion price and the fair value of the common stock multiplied by the number of shares into which the preferred stock may be converted. (The effective conversion price of the preferred stock is computed by dividing the relative fair value allocated to the preferred stock by the number of shares the preferred stock is convertible into). The beneficial conversion feature on the preferred stock should be treated as a dividend to preferred shareholders and because the preferred shares are convertible at the date of issuance it should be recognized immediately to retained earnings. This charge to retained earnings is reported as a preferred stock dividend (reduction of earnings available to common shareholders) for earnings per share purposes. Any costs of issuing the convertible security should be allocated between the convertible security and the warrants based on the costs of issuing each type of security on a stand-alone basis. Then, in determining the amount of the beneficial conversion feature the amount of issuance costs allocated to the convertible security should be deducted from the fair value of the common stock to which the holder of the convertible security is entitled. Please refer to the guidance in EITF 98-5 and 00-27. Please advise or revise.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Kearns at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Louis Taubman, Esq.
        Fax: (212) 202-6380